Exhibit 2

“SAVE GRAFTECH” INVESTOR GROUP CONFIRMS WILLINGNESS

TO REACH REASONABLE COMPROMISE WITH GRAFTECH BOARD

NEW YORK, March 20, 2014 – Save GrafTech, an investor group led by Nathan Milikowsky, a former director of GrafTech International Ltd. (NYSE: GTI) and owner of over 11.2% of the Company’s common stock, today confirmed it has been engaging in discussions with the Company regarding a potential settlement that would avoid a contested election at the 2014 Annual Meeting of Shareholders. GrafTech rejected a settlement proposal from “Save GrafTech” that would have given the investor group minority representation on a nine-member Board.

Mr. Milikowsky stated, “We were surprised and disappointed that GrafTech would issue a press release just hours after we had concluded a meeting and were expecting to continue private discussions. It is unfortunate that GrafTech would go public while we were still negotiating a potential resolution in good faith, but we remain open to continuing our dialogue.”

In January 2014, the investor group nominated five highly qualified candidates for election to GrafTech’s seven-member Board. The “Save GrafTech” nominees – Karen Finerman, David Jardini, Nathan Milikowsky, Frank Riddick and Carroll Wetzel – have the relevant industry experience and skills necessary to address the continuing strategic, operational and governance issues that we believe have led to significant and prolonged shareholder value destruction. Over the past 10 years, GrafTech has produced a total shareholder return of negative 15.1%

At a meeting with Nathan Milikowsky on March 16, 2014, Joel Hawthorne, GrafTech’s newly appointed Chief Executive Officer, presented a settlement proposal to Mr. Milikowsky in which GrafTech would agree to add only Karen Finerman and David Jardini to the GrafTech Board in exchange for an agreement by the investor group to support the Company’s Board nominees in the next two director elections.

Nathan Milikowsky responded to this settlement offer on March 18, 2014 with a compromise under which (i) five incumbent directors would continue on the Board, (ii) four of the Save GrafTech nominees, including Mr. Milikowsky, GrafTech’s largest non-institutional shareholder, would join the Board, (iii) Chairman Craig Shular and Lead Director Mary Cranston would step down, (iv) the newly constituted Board would elect a new Chairman, and (v) the investor group would agree to a standstill for 2014.

Mr. Milikowsky stated, “We believe it is critical to refresh GrafTech’s Board with highly qualified, independent nominees who can bring relevant experience and new perspectives to effect real change at the Company. As a newly appointed CEO, we believe Mr. Hawthorne deserves the oversight of experienced directors who understand the graphite electrode business. While we strongly believe that replacing a majority of the incumbent directors is the best course of action, we attempted to reach a compromise for minority representation that would enable the Board to implement the strategic initiatives and organizational changes necessary to unlock and protect value for all shareholders.”

On March 19, 2014, Mr. Hawthorne presented a counterproposal to Mr. Milikowsky under which (i) Save GrafTech nominees David Jardini and Karen Finerman would join the Board, (ii) two independent nominees selected by GrafTech’s Nominating and Governance Committee would be added to the Board, (iii) GrafTech’s Board would increase to 11 directors, and (iv) the investor group would agree to support the Company’s Board nominees in the next two director elections.

Mr. Milikowsky added, “I thought our discussions were moving forward constructively and was hopeful the GrafTech Board would be willing to agree to a reasonable compromise to avoid a proxy contest. Unfortunately, the Company’s latest proposal is a step backward from its initial proposal because it offers us only two of eleven Board seats instead of two of nine. I can only interpret it as an indication of the current GrafTech Board’s entrenchment.”

Media:

George Sard/Renée Soto/Jared Levy

Sard Verbinnen & Co

(212) 687-8080